Japanese-language Quarterly Securities Report for the periods ended June 30, 2010, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 5, 2010, and which includes the following:

I.	Corporate information

A.	Corporate overview
1.	History of changes in major business indices
2.	Overview of business
3.	Associated companies
4.	Employee information

B.	Business
1.	Production, orders and sales
2.	Risk factors
3.	Material contracts
4.	Analysis of financial results, financial position and cash flows

C.	Capital assets

D.	Company information
1.	Share information
2.	Changes in share price
3.	Directors and corporate auditors

E.	Financial information
1.	Quarterly consolidated financial statements and notes
2.	Other

II.	Information on Guarantors

Auditors Report

Certificate